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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123, ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART I

Agreement to Acquire Cole National Corporation

        On January 23, 2004, Luxottica Group S.p.A. ("Luxottica Group"), Colorado Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group ("Colorado"), and Cole National Corporation ("Cole"), entered into an Agreement and Plan of Merger pursuant to which Luxottica U.S. Holdings Corp., a subsidiary of Luxottica Group, would acquire all of the outstanding shares of common stock of Cole, through the merger of Colorado with and into Cole, for an aggregate cash price of approximately US$401 million. The transaction is subject to customary conditions, including approval by the shareholders of Cole. Attached as Exhibit 99.1 hereto is a copy of the press release relating to the acquisition. Attached as Exhibit 4.1 hereto is a copy of the Agreement and Plan of Merger.

PART II

Exhibits
4.1	Agreement and Plan of Merger between Luxottica Group S.p.A., Colorado Acquisition Corp., and Cole National Corporation, dated as of January 23, 2004.
99.1	Joint Press Release of Luxottica Group S.p.A. and Cole National Corporation, dated January 26, 2004.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
DATE: January 29, 2004	By:	/s/ ROBERTO CHEMELLO ROBERTO CHEMELLO, CHIEF EXECUTIVE OFFICER

EXHIBIT INDEX

Exhibit Number	Exhibits
4.1	Agreement and Plan of Merger between Luxottica Group S.p.A., Colorado Acquisition Corp., and Cole National Corporation., dated as of January 23, 2004
99.1	Joint Press Release of Luxottica Group S.p.A. and Cole National Corporation, dated January 26, 2004

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EXHIBIT INDEX